UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Amendment No. 4

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CHARMING SHOPPES, INC.

(Name of Subject Company (Issuer))

COLOMBIA ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

ASCENA RETAIL GROUP, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

161133103

(CUSIP Number of Class of Securities)

David R. Jaffe

President and Chief Executive Officer

Ascena Retail Group, Inc.

Colombia Acquisition Corp.

30 Dunnigan Drive

Suffern, New York 10901

(845) 369-4500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Julie M. Allen, Esq.

Steven L. Kirshenbaum, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036

(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$896,688,836 (1)	$102,761 (2)

(1)	Estimated for purposes of calculating the filing fee only. This amount was determined by multiplying 121,998,481 shares of Charming Shoppes, Inc. common stock (representing the shares of common stock outstanding, in-the-money options and shares of common stock subject to restricted stock units or other awards, in each case, as of May 10, 2012) by $7.35 per share, which is the offer price.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 3 for fiscal year 2012, issued September 29, 2011, equals $114.60 for each $1,000,000 of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$102,761	Filing Party:	Colombia Acquisition Corp. and Ascena Retail Group, Inc.
Form of Registration No.:	Schedule TO-T	Date Filed:	May 15, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (“Amendment No. 4”) further amends and supplements the Tender Offer Statement on Schedule TO originally filed on May 15, 2012, as amended and supplemented by Amendment No. 1 filed on May 23, 2012, Amendment No. 2 filed on May 24, 2012 and Amendment No. 3 filed on May 29, 2012 (together with any amendments and supplements thereto, the “Schedule TO”), by Ascena Retail Group, Inc., a Delaware corporation (“Parent”), and Colombia Acquisition Corp., a Pennsylvania corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Charming Shoppes, Inc., a Pennsylvania corporation (the “Company”), at a purchase price of $7.35 per Share, net to the seller in cash, without interest, subject to any required withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 2012 (as amended and supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Offer to Purchase remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 6 of the Schedule TO is hereby amended and supplemented as follows:

Item 6.	Purposes of the Transaction and Plans or Proposals.

The section of the Offer to Purchase entitled “Purposes of the Offer; Plans for the Company—Plans for the Company” is hereby amended and supplemented by amending and restating the first paragraph of such section as follows:

“Plans for the Company. Except as otherwise set forth in this Offer to Purchase, it is expected that, following the Merger, the business and operations of the Company will be continued substantially as they are currently being conducted. Parent intends to continue to evaluate the business and operations of the Company both during the pendency of the Offer and after the closing of the Offer and the Merger and will take such additional actions as it deems appropriate under the circumstances then existing. Specifically, the Company’s management previously disclosed their intention to divest the Company’s FASHION BUG® business. Parent will review its options and the Company’s prior plans before taking any definitive direction with respect to this business. With respect to the Company’s FIGI’S® business, as FIGI’S® markets food and specialty gift products through its Figi’s Gifts in Good Taste® catalog, its figis.com and figisgallery.com e-commerce websites and third-party retailers’ stores and e-commerce websites, it is clearly a different type of business than Parent’s other brands. While it appears to Parent that the FIGI’S® business has a good business model and a viable market opportunity with a dedicated infrastructure, Parent is exploring its options with respect to this business. Parent expects to reach a conclusion with respect to its plans regarding the FASHION BUG® business and the FIGI’S® business by the date that the Merger is consummated.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2012

COLOMBIA ACQUISITION CORP.

By	/s/ David R. Jaffe
Name:	David R. Jaffe
Title:	President and Chief Executive Officer

ASCENA RETAIL GROUP, INC.

By	/s/ David R. Jaffe
Name:	David R. Jaffe
Title:	President and Chief Executive Officer